Filed by Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Biddeford and Saco Water Company

Registration Statement File No. 333-183708

NEWS

93 West Main Street, Clinton, CT 06413

Connecticut Water Service, Inc. Declares Dividends and

Approves 2013 Capital Spending Plan

Clinton, Connecticut, November 19, 2012 – Connecticut Water Service, Inc. (NASDAQ-GS: CTWS) announced today that the Company’s Board of Directors declared a quarterly cash dividend of $0.2425 per common share payable on December 17, 2012, for shareholders of record as of December 3, 2012. This quarterly dividend remains unchanged from the previous quarter and represents an annualized dividend of $0.97. CTWS’s annual dividend yield at the stock market closing on Friday, November 16, 2012 was 3.4%. Connecticut Water has paid quarterly dividends on common stock since its founding in 1956 without interruption or reduction and has increased dividend payments for each of the last 43 years.

The Board of Directors approved an overall $31.3 million Capital Spending Plan for 2013. The Board approved $26.5 million for The Connecticut Water Company, the regulated utility subsidiary that serves about 90,000 customers, or about 300,000 people, in Connecticut. The Board approved $4.8 million for The Maine Water Company, the regulated water utility subsidiary that serves about 16,000 customers, or about 48,000 people, in Maine.

According to Eric W. Thornburg, CTWS’s President and CEO, the Capital Spending Plan includes $15 million for pipeline replacement in Connecticut through the WICA (Water Infrastructure and Conservation Adjustment) program. Mr. Thornburg stated, “WICA increases our capacity to replace unreliable, undersized and leaking pipes that have reached the end of their useful life, and enables our operations to deliver a reliable supply of clean, safe water that contributes to good health, fosters economic development, and enhances public fire protection through the hydrants on our water systems.” Mr. Thornburg further stated, “Under the WICA program Connecticut Water has replaced more than 50 miles of pipe that had an average age of 73 years since 2007.”

An infrastructure replacement mechanism similar to WICA is expected to be available in the State of Maine by mid-2013. The Maine program will be called Temporary Surcharge for Infrastructure Replacement and Repair (TSIRR).

The $31.3 million in capital spending does not include capital investment that will be made at the Biddeford and Saco Water Company (BSWC) in 2013 as a result of CTWS’s agreement announced in July to acquire BSWC. BSWC serves 15,500 customers, or a population of 50,000, in 4 communities. The transaction was approved by the Maine Public Utility Commission on November 7, 2012, and is expected to close in December 2012, pending approval of BSWC’s shareholders.

Connecticut Water’s Board also declared a quarterly cash dividend of $0.20 per share on Preferred A shares (CTWSO) payable on January 14, 2013, for shareholders of record as of December 31, 2012, and a quarterly cash dividend of $0.225 on Preferred 90 shares (CTWSP) on February 1, 2013, for shareholders of record as of January 18, 2013.

The Company’s Dividend Reinvestment Plan and Common Stock Purchase Plan (DRIP) is available to registered shareholders, employees and residential customers of Connecticut Water. Additional information about the DRIP and the plan prospectus are available online at the Company’s Web site, www.ctwater.com, or upon request.

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News media contact:

Daniel J. Meaney, APR

Director of Corporate Communications

Connecticut Water Service, Inc.

93 West Main Street, Clinton, CT 06413-1600

(860) 669 8630 Ext. 3016

Forward Looking Statements

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Connecticut Water’s proposed acquisition of the Biddeford and Saco Water Company. These statements include statements regarding the anticipated closing date of the transaction and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could” or “may.” Certain factors that could cause actual results to differ materially from expected results include delays in completing the merger, difficulties in achieving anticipated benefits or cost savings from the merger or in achieving such anticipated benefits or cost savings within the expected time frame, difficulties in integrating Biddeford and Saco Water into Connecticut Water, increased competitive pressures, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which the Company and Biddeford and Saco Water are engaged, changes in the securities markets and other risks and uncertainties disclosed from time to time in documents that Connecticut Water files with the Securities and Exchange Commission (“SEC”). We undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information About the Merger and Where to Find It

In connection with the pending acquisition of BSWC, CTWS has filed a registration statement on Form S-4 with the SEC under the Securities Act of 1933 (File No. 333-183708), containing a joint proxy statement of BSWC that also constitutes a prospectus of CTWS (the “Joint Proxy Statement/Prospectus”) and other documents regarding the proposed transaction.

Before making any voting or investment decisions, we urge investors and security holders to read the Joint Proxy Statement/Prospectus (including all amendments and supplements thereto) and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about CTWS, BSWC and the proposed merger.

When available, copies of the Joint Proxy Statement/Prospectus will be mailed to BSWC’s shareholders. Copies of the Joint Proxy Statement/Prospectus may be obtained free of charge at the SEC’s web site at www.sec.gov, or by directing a request to CTWS’s Corporate Secretary, Kristen A. Johnson, at Connecticut Water Service, Inc., 93 West Main Street, Clinton, Connecticut 06413, or by telephone at 1-800-428-3985, ext. 3056, or on our website at www.ctwater.com. Copies of other documents filed by CTWS with the SEC may also be obtained free of charge at the SEC’s web site or by directing a request to CTWS at the address provided above.

CTWS and BSWC and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the approval of the proposed merger. Information regarding the directors and executive officers of CTWS and BSWC, and their respective interests in CTWS or BSWC, respectively, by security holdings or otherwise is available in the Joint Proxy Statement/Prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

News media contact:

Daniel J. Meaney, APR

Director of Corporate Communications

Connecticut Water Service, Inc.

93 West Main Street, Clinton, CT 06413-1600

(860) 669-8630, Ext. 3016